Exhibit 99.2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.comMR SAM SAMPLE 123 SAMPLES STREETSecurity ClassSAMPLETOWN SS X9X 9X9 STAPLED UNITSHolder Account Number C1234567890 I N DFoldForm of Proxy – Annual General Meetings to be held on June 14, 2018 (the “Meetings”)This Form of Proxy is solicited by and on behalf of Management of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”)Notes to proxy1. Every holder (each a “Unitholder”) of stapled units (“Stapled Units”) of Granite REIT and Granite GP (each Stapled Unit consisting of one trust unit of Granite REIT (a “REIT Unit”) and one common share of Granite GP (a “GP Share”)) has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the Meetings or any adjournment or postponement thereof. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.5. The securities represented by this proxy will be voted as directed by the Unitholder. However, if such a direction is not made in respect of any matter, this proxy will be voted by the designated Management Nominee(s): FOR the Election of Trustees of Granite REIT as set out in the accompanying Circular; FOR the Election of Directors of Granite GP as set out in the accompanying Circular; FOR the Re-appointment of the Auditor of Granite REIT; and FOR the Re-appointment of the Auditor of Granite GP.6. The securities represented by this proxy will be voted in favour or withheld from voting each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specifi ed a choice with respect to any matter to be acted upon, the securities will be voted accordingly.7. This proxy confers discretionary authority on the proxyholder to vote as the proxyholder sees fit in respect of amendments or variations to matters identifi ed in the joint Notice of Meetings or other matters that may properly come before the Meetings or any adjournment or postponement thereof.Fold8. This proxy should be read in conjunction with the accompanying documentation provided by Management.Proxies submitted must be received by 10:00 am, Eastern Time, on June 12, 2018.VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!. . .To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically• Call the number listed BELOW from a touch tone the following web site: • You can enroll to receive future securityholder telephone. www.investorvote.com communications electronically by visiting www.investorcentre.com and clicking at the 312-588-4290 Direct Dial • Smartphone? bottom of the page. Scan the QR code to vote now.If you vote by telephone or the Internet, DO NOT mail back this proxy.Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.CONTROL NUMBER 123456789012345CPUQC01.E.INT/000001/i123401EPHA

.MR SAM SAMPLE C1234567890XXX 123Appointment of Proxy HolderThe undersigned Unitholder hereby appoints Michael Forsayeth, or Print the name of the person you are failing this person, Ilias Konstantopoulos (the “Management Appointees”) OR appointing if this person is someone other than the Management Nominees listed herein.as proxyholder of the undersigned, with full power of substitution, in respect of all the REIT Units and GP Shares (forming Stapled Units) held by the undersigned, to attend at, and to act and vote on behalf of the undersigned in respect of all matters that may come before the joint Annual General Meetings (the “Meetings”) of the holders of Stapled Units (consisting of REIT Units and GP Shares) to be held at the Vantage Venues (formerly, St. Andrew’s Club & Conference Centre) Main Dining Room, 150 King Street West, 27th Floor, Toronto, Ontario, Canada on June 14, 2018 at 10:00 am (Toronto time) and at any adjournment or postponement thereof. Capitalized terms used and not otherwise defi ned herein shall have the meaning attributed to such terms in the management information circular of Granite REIT and Granite GP dated May 11, 2018 (the “Circular”).VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.1. Election of Trustees of Granite REITFor Withhold For Withhold For Withhold01. Peter Aghar 02. Donald Clow 03. Remco DaalFold04. Michael Forsayeth 05. Samir Manji 06. Kelly Marshall07. Al Mawani 08. Gerald Miller 09. Jennifer Warren2. Election of Directors of Granite GPFor Withhold For Withhold For Withhold01. Peter Aghar 02. Donald Clow 03. Remco Daal 04. Michael Forsayeth 05. Samir Manji 06. Kelly Marshall 07. Al Mawani 08. Gerald Miller 09. Jennifer WarrenFor Withhold3. Re-appointment of the Auditor of Granite REIT Vote FOR or WITHHOLD from voting for the re-appointment of Deloitte LLP, as auditor of Granite REIT.For Withhold4. Re-appointment of the Auditor of Granite GP FoldVote FOR or WITHHOLD from voting for the re-appointment of Deloitte LLP, as auditor of Granite GP and authorize the directors of Granite GP to fix the auditor’s remuneration.Signature(s) DateAuthorized Signature(s) – This section must be completed for your instructions to be executed.I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby DD / MM / YY revoke any proxy previously given in respect to the Meetings. If no voting instructions are .indicated above, this Proxy will be voted as recommended by Management.Interim Financial Statements – Mark this box if you Annual Report – Mark this box if you would like to receive would like to receive interim financial statements and the Annual Report and accompanying Management’s accompanying Management’s Discussion and Analysis Discussion and Analysis by mail. by mail.If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.MDTQ 251887 AR1 9999999999901EPIE